Exhibit 7

                               INDEMNITY AGREEMENT

IN CONSIDERATION OF RONALD P. ROBERTSON, an individual ("Indemnitee"), entering into and becoming a party to that certain Put and Call Agreement, dated as of January 29, 2003 (the "Put Agreement"), CHARLES C. SEVEN, an individual ("Seven"), and FLAX-FLEX FABRICATORS, LTD., a Gibraltar company ("Flax-Flex") (collectively, the "Indemnitors"), hereby assume full responsibility and agree to indemnify and save harmless Indemnitee from and against all liabilities, losses, damages, costs, charges, counsel fees and other expenses of every kind, nature and character, which Indemnitee may incur as a result of the obligations set forth in the Put Agreement.

The responsibility of the Indemnitors to indemnify, hold harmless and contribute as herein provided is limited to the actual contribution made by Indemnitee pursuant to the Put Agreement and shall be offset by any income actually received by Indemnitee pursuant to the Put Agreement.

Seven and Flax-Flex shall each post 1,000,000 shares (for a collective total of 2,000,000 shares) of common stock (the "Collateral") of Thinka Weight-Loss Corporation, a Nevada corporation (the "Corporation"), as collateral for Indemnitors' obligations under this Agreement. Indemnitee hereby acknowledges that either Indemnitor may substitute the Collateral provided herein with other shares of common stock of the Corporation and, following such substitution of Collateral, substitute a new indemnitor under this Agreement and a new pledgor under the "Pledge" (as defined below). Indemnitee shall not be under any obligation to prosecute or to defend any action or suit in relation to Indemnitee's obligations under the Put Agreement which may involve an expense or liability on behalf or against Indemnitee, unless the Indemnitors shall, when such occasion arises, furnish Indemnitee with satisfactory security for expense or liability. Indemnitors shall enter into a separate pledge and security agreement (the "Pledge") granting to Indemnitee a perfected security interest in the Collateral. If suit is brought on this Indemnity Agreement, any judgment obtained will be enforced only against the Collateral and against the proceeds of sale or other disposition thereof, and not personally against any Indemnitor, its respective heirs or assigns. Nothing in this paragraph shall be deemed to be a release or impairment of the obligations created by this Indemnity Agreement or of the security interest in the Collateral granted under the Pledge or, except as expressly provided herein, to preclude Indemnitee from enforcing or exercising its rights and remedies under the Pledge.


Dated:  January 29, 2003

                                         FLAX-FLEX FABRICATORS, LTD.,
                                         a Gibraltar company

/s/  Charles C. Seven                    By:/s/Dennis Klarin
-------------------------------             ----------------
CHARLES C. SEVEN, an individual          Name: Dennis Klarin
                                              --------------
                                         Title: Director
                                               -------------


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